UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: September 30, 2012

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F., New World Tower I, 18 Queens Road, Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588-1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☒

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☒

DRAGON JADE INTERNATIONAL LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

DRAGON JADE INTERNATIONAL LIMITED

Index

Balance Sheet

	September 30,	March 31,
	2012	2012
Assets	(Unaudit)	(Audited)
Current assets
Cash and Bank Deposits	$66,671	$10,427
Inventories	17,842	--
Deposit & Other receivable	31,104	8
Prepayment	627	--
Deferred taxation	199,226	--
Total current assets	315,470	10,435

Plant, machinery and equipment, net	3,654	--

Total assets	319,124	10,435

Liabilities and stockholders' equity
Current liabilities
Accounts Payable	4,074	--
Amount due to Directors	9,539	--
Accruals & Other payable	15,814	--
Total current liabilities	29,427	--

Stockholders' equity
Common stock, 100,000,000 shares authorized and 50,413,319 shares and 30,410,000 shares issued at no par value at September 30, 2012 and March 31, 2012 respectively	449,839	158,266
Retained earnings	(160,206)	(147,823)
Other Comprehensive loss	(8)	(8)
Non-controlling interest	72	--
Total stockholders' equity	289,697	10,435

Total liabilities and stockholders' equity	$319,124	$10,435

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Statement of Operations

	For the 6 months ended
	September 30,
	2012	2011

Revenue	$34,908	$4,626

Cost of revenue	(14,721)	--

Gross profit	20,187	4,626

Expenses
Selling, general and administrative	(22,577)	(7,816)

Income/(loss) from operations	(2,390)	(3,190)

Other income	1,449	--
Interest income	--	4
Total other income	1,449	4

Loss from operations	(941)	(3,186)

Other expenses	(10,432)	0

Loss from operations before income taxes	(11,373)	(3,186)

Income tax	(938)	0

Net loss	(12,311)	(3,186)

Currency exchange loss	--	10

Loss before non-controlling interest	(12,311)	(3,176)

Non-controlling interest	(72)	--

Comprehensive loss	$(12,383)	$(3,176)

Net Loss per share	$(0.0004)	$(0.0001)

Net Comprehensive loss per share	$(0.0004)	$(0.0001)

Weighted average common shares outstanding	33,689,233	30,410,000

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Stockholder’s Equity

			Retained	Non-	Other	Total
	Common		Earnings	Controlled	Comprehensive	Stockholders'
	Shares	Stock	(Deficit)	Interest	Income	Equity (Deficit)

Balance, March 31, 2011	30,410,000	158,266	(140,760)	--	(32)	17,474

Net loss for the 6 months ended Sep 30, 2011	--	--	(3,186)	--	--	(3,186)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	--	(10)	(10)

Balance, September 30, 2011	30,410,000	$158,266	$(143,946)	--	$(42)	$14,278

Net loss for the 6 months ended March 31, 2012	--	--	(3,877)	--	--	(3,877)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	--	34	34

Balance, March 31, 2012	30,410,000	158,266	(147,823)	--	(8)	10,435

Issuance of common stock for acquisition	20,003,319	291,573	--	--	--	291,573

Net loss for the 6 months ended Sept 30, 2012	--	--	(12,383)	72	--	(12,311)

Effect of foreign exchange rate changes on cash and cash equivalent	--	--	--	--	--	--

Balance, September 30, 2012	50,413,319	$449,839	$(160,206)	72	$(8)	$289,697

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Cash Flow

	For the six months ended
	September 30,
	2012	2011
Cash flows from operating activities
Net loss	$(12,311)	$(3,186)

Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	76	0
Changes in assets and liabilities:
Deferred Taxation	938	0
Deposits and other receivables	(4,152)	0
Prepayment	3,181	0
Inventories	(9,008)	0
Accounts payables	4,074	0
Accrued liabilities and other payables	2,682	641
Net cash (used in) operating activities	(14,520)	(2,545)

Cash flow from investing activities
Acquisition of assets	(464)	0
Cash from the acquisition of subsidiary	61,731	0
Net cash (used in) investing activities	61,267	0

Cash flow from financing activities
Cash advanced from directors	9,497	0
Cash for private placement	0	0
Cash for issuance of shares	0	0
Net cash provided by financing activities	9,497	0

Effect of foreign exchange rate changes on cash and cash equivalent	0	(10)

Cash and cash equivalents:
Net (decrease) increase	56,244	(2,555)
Balance at beginning of period	10,427	17,595
Balance at end of period	66,671	15,040

Supplemental cash flow information:
Cash paid for income taxes	0	0
Cash paid for interest	$0	$0

Non-cash financing sources:
Shareholder loans converted to common stock	$0	$0

Index

DRAGON JADE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Dragon Jade International Limited (the “Company”) was incorporated on April 14, 2008 in the British Virgin Islands.  The principal activity of the Company is investment holding.

In April 2012, the Company chartered a new subsidiary, Alpha Ultimate Limited under the laws of the Special Administrative Region of Hong Kong which operates in the health supplement industry.

On August 31, 2012 the Company entered into a stock exchange agreement with United Century Holdings Limited, a privately held corporation.  On September 1 2012, the Company consummated the transaction contemplated by the stock exchange agreement.  All of the capital stock of United Century Holdings Limited was exchanged for an aggregate of 20,003,319 shares of the Company’s capital stock.  The Company became a 100% holding company of United Century Holdings Limited.

United Century Holdings Limited (“UCHL”) was incorporated on March 2, 2012 under the British Virgin Islands Business Companies Act, 2004 with limited liabilities.  UCHL is established as a special purpose holding company whose objective is to become a holding company by consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business located in Hong Kong.  On July 10, 2012, UCHL executed an acquisition of 7,879,500 out of 8,000,000 ordinary shares, par value $0.1282 (HK$1) per share, of the United Asia Medical Network Company Limited (“UAM”) and became a 98.49% holding company of UAM.

UAM was incorporated on May 6, 1998 as a limited liability company under Hong Kong Companies Ordinance, Chapter 32.  Its principal business is trading of health supplement products and providing related medical and health consultancy services.

Details of the Company’s subsidiaries (which together with the Company are collectively referred to as the “Group”) and their principal activity as of September 30, 2012 were as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Alpha Ultimate Ltd. (“AUL”)	April 11, 2012	Hong Kong	100%	Health supplement trading

United Century Holdings Ltd. (“UCHL”)	March 2, 2012	BVI	100%	Investment holding

United Asia Medical Network Company Limited (“UAM”)	May 6, 1998	Hong Kong	98.49%	Health supplement trading

2. Summary of Significant Accounting Policies

(a) Basis of Consolidation
The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates
In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of September 30, 2012 and 2011, the Company did not have any cash equivalents.

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(d) Plant and Equipment
Plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets, except for leasehold properties, which are depreciated over the terms of their related leases or their estimated useful lives, whichever is less. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

The estimated useful lives are as follows:
Furniture and fittings	5 years
Computer equipment	5 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statement of operations.

(e) Impairment of Assets
In accordance with ASC Topic 360, formerly Statement of Financial Accounting Standards (“SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized. As of September 30, 2012 and 2011, no impairment loss has been recognized.

(f) Income Taxes
Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.

A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

(g) Revenue Recognition
Revenue is recognized in accordance with the ASC 605 “Revenue Recognition” which codified SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. The Company recognizes revenue when it is probable that economic benefits will follow to the Company and when revenue can be measured reliably. Revenue from professional service arrangements if generally determined based on time and materials or a cost plus a profit margin measure. Revenue for professional services is recognized as the services are performed (proportion basis). Losses on professional contracts, if any, are provided for in the period in which the loss becomes determinable. Invoicing for services rendered generally occurs with one to two weeks after each month end in which the services are provided. Revenue earned which has not been invoiced at the last day of the period is included in the balance of trade receivables, net in the balance sheet. Revenues received which have not been earned at the last day of the period are included in the balance sheet liability section as deferred revenues.

The registrant has based its revenue recognition policy using guidance provided by ASC 605.

The Company recognized revenue when services are provided or in proportion basis according as terms of contracts applicable.

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(h) Foreign Currency Transactions
The consolidated financial statements of the Company are presented in United States Dollars (“US$”). Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date. All transaction differences are recorded in the income statement

The Company’s subsidiary in Hong Kong has its local currency, Hong Kong Dollars (“HK$”), as its functional currency. On consolidation, the financial statements of the Company’s subsidiary in Hong Kong is translated from HK$ into US$ in accordance with ASC Topic 830 formerly SFAS No. 52, "Foreign Currency Translation". Accordingly, all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the period. Translation of amounts from HK$ into US$ has been made at the following exchanges rates for the respective periods:

September 30, 2012
Balance Sheet	US$0.12821 to HK$1.00
Statement of income and comprehensive income	US$0.12821 to HK$1.00

(i) Fair Value of Financial Instruments
ASC Topic 820 formerly SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans approximate fair value as the interest on these loans is minimal.

(j) Earnings/(Losses) Per Share
Basic losses per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

(k) Accumulated Other Comprehensive Income
The Company follows the guidance provided by ASC Topic 220 formerly Statement of Financial Accounting Standard (“SFAF”) No. 130, “Reporting Comprehensive Income.” Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

(l) Stock-Based Compensation
We account for stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock compensation which requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under FASB ASC Topic 718 we are required to measure compensation costs for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

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The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC Topic 718, Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measureable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measured than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

(m) New Accounting Pronouncements

In October 2012, FASB has issued Accounting Standards Update (ASU) No. 2012-03, Technical Amendments and Corrections to SEC Sections. This ASU amends various SEC paragraphs pursuant to SAB 114, SEC Release No. 33-9250, and ASU 2010-22, which amend or rescind portions of certain SAB Topics.

In October 2012, FASB has issued Accounting Standards Update (ASU) No. 2012-04, Technical Corrections and Improvements. This ASU make technical corrections, clarifications, and limited-scope improvements to various Topics throughout the Codification. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public entities and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. For nonpublic entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2013.

In October 2012, FASB has issued Accounting Standards Update (ASU) No. 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. This ASU addresses the diversity in practice about how to interpret the terms on the same basis and contractual limitations when subsequently measuring an indemnification asset recognized in a government-assisted (Federal Deposit Insurance Corporation or National Credit Union Administration) acquisition of a financial institution that includes a loss-sharing agreement (indemnification agreement). For public and nonpublic entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Early adoption is permitted. The amendments should be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption arising from a government-assisted acquisition of a financial institution.

3. Income Taxes
BRITISH VIRGIN ISLANDS
The Company and United Century Holdings Ltd. were incorporated in the British Virgin Islands and have been operating outside BVI, under the current laws of the British Virgin Islands, the Company and its subsidiary are not subject to BVI corporate income taxes.

HONG KONG
Alpha Ultimate Ltd. and United Asia Medical Network Co. Ltd. are registered and conducting all of their business in Hong Kong and so it is subject to Hong Kong corporate income tax. The relevant corporate income tax rate was 16.5% of the assessed taxable income for the years ended March 31, 2013 and 2012.

Alpha Ultimate Ltd. and United Asia Medical Network Co. Ltd. use the asset and liability method, where deferred tax assets and liabilities are determined based in the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

4. Officers Compensation Expense
Our financial statements do not reflect officer’s compensation expense since the officers have elected to forgo their compensations valued at $57,500 and $57,500 respectively, for their positions for the fiscal year ended March 31, 2012 and 2011. And the officers do not remunerate themselves in the form of some other payments for the fair value of the services rendered. Had the compensation been paid or accrued to the officers, the net loss for the fiscal years ended March 31, 2012 and 2011 would have increased by $57,500 and $57,500 respectively.

5. Retirement and Welfare Benefits
The employees of the Company are members of the Mandatory Provident Fund operated by the local government. The company contributes 5% according to the different payroll range of the employee, and the maximum amount of contribution is up to HK$1,250.

Index

6. Cash and Bank Deposit
Cash and cash equivalents are summarized as follows:

	September 30, 2012	March 31, 2012

Cash at Bank	$66,140	$10,306
Cash on Hand	531	121
Total	$66,671	$10,427

7. Related Party Transactions
As of September 30, 2012, the Group does not have any related party transaction-

8. Concentrations and Credit Risk
The Company operates principally in Hong Kong and grants credit to its customers in this geographic region. Since Hong Kong is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and accounts receivable.

The Company does not require collateral to support financial instruments that are subject to credit risk.

9. Commitments and Contingencies

As of September 30, 2012 and 2011, the company did not have any contingent liabilities.

Index

Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Revenues for the six months ended September 30, 2012 totaled $34,908, an increase of $30,282 from $4,626 for the corresponding period of the prior year.  Selling, general and administrative expenses for the six months ended September 30, 2012 totaled $22,577, an increase of $14,761 from the $7,816 for the corresponding period of the prior year.  Increase of revenue and Selling, general and administrative expenses principally resulted from the commencement of the businesses of Alpha Ultimate Ltd. and United Century Holdings Ltd., both of them are the subsidiaries of the Company.

Other expenses for the six months ended September 30, 2012 of $10,432 was the loss from the disposition of Kash Strategic Ltd., a former subsidiary of the Company.

As a result of the foregoing, the Company incurred a net loss of $12,311 for the six months ended September 30, 2012 compared to a $3,186 net loss for the six months ended September 30, 2011.  Because of non-controlling interest of $72, the Company had a comprehensive loss of $12,383, or $0.0004 per share, compared to comprehensive loss of $3,176, or $0.0001 per share for the six months ended September 30, 2011 when the Company had currency exchange gain of $10.

Liquidity and Capital Resources:

As of September 30, 2012, the Company had cash of $66,671 and working capital of $20,146. This compares to cash of $15, 040 and working capital of $14,078 as of September 30, 2011.
Cash used in operating activities totaled $14,520 for the six months ended September 30, 2012.  This compares with cash used in operating activities of $2,545 for the corresponding period of the prior year.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dragon Jade International Limited

November 26, 2012	By: /s/ Yat Man Lai
Its: Chief Executive Officer

November 26, 2012	By: /s/ Kwok Wing Fung
Its: Chief Financial Officer

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Certification

I, Yat Man Lai, certify that:

1. I have reviewed this annual report on Form 6-K of Dragon Jade International Limited:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others particularly during the period in which thisl report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and
(c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 26, 2012
By: /s/ Yat Man Lai
Chief Executive Officer and Director

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Certification

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Yat Man Lai, the Chief Executive Officer of Dragon Jade International Limited. (the “Company”), hereby certifies that, to his knowledge:

(i) the Report on Form 6-K of the Company for the six months ended September 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 26, 2012
By: /s/ Yat Man Lai
Chief Executive Officer and Director

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Certification

I, Kwok Wing Fung, certify that:

1. I have reviewed this report on Form 6-K of Dragon Jade International Limited:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to us by others particularly during the period in which this report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and
(c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 26, 2011
By: /s/ Kwok Wing Fung
Chief Financial Officer and Director

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Certification

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Kwok Wing Fung, the Chief Financial Officer of Dragon Jade International Limited. (the “Company”), hereby certifies that, to his knowledge:

(i) the Report on Form 6-K of the Company for the six months ended September 30, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 26, 2012
By: /s/ Kwok Wing Fung
Chief Financial Officer and Director